ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

Multiple Sponsored Retirement Options

Supplement dated May 23, 2008 to the Contract Prospectus,
Contract Prospectus Summary and Statement of Additional Information,
each dated April 28, 2008 as supplemented

Trustees of the State of Tennessee Profit Sharing Plan and Trust

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective May 30, 2008, the following new investment options may be available under your contract under the Trustees of the State of Tennessee Profit Sharing Plan and Trust.

   Allianz NFJ Large-Cap Value Fund (Institutional Class)
   Columbia Mid Cap Value Fund (Class Z)[1]
   Columbia[SM] Acorn[®] Fund (Class Z)[1]
   Morgan Stanley U.S. Small Cap Value Portfolio (Class I)

   [1] This fund is available to the general public. See "Investment Options - Additional Risks of Investing in the Funds" in the Contract Prospectus.

   Class Z shares of the Columbia Mid Cap Value Fund and Columbia[SM] Acorn[®] Fund are only available to unallocated, governmental plans with assets over $100 million dollars.

2. The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of these funds in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

3. The following information is added to Appendix V – Description of Underlying Funds in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Allianz Funds - Allianz NFJ Large Cap Value Fund	Allianz Global Investors Fund Management LLC **Subadviser:** NFJ Investment Group L.P. ("NFJ")	Seeks long-term growth of capital and income

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Columbia Acorn Trust - Columbia^{SM} Acorn® Fund	Columbia Management Advisors, LLC	Seeks long-term capital appreciation.
Morgan Stanley Institutional Fund Trust – U.S. Small Cap Value Portfolio	Morgan Stanley Investment Management Inc.	Seeks above-average total return over a market cycle of three to five years.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.

ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

Multiple Sponsored Retirement Options

**Supplement dated May 23, 2008 to the Contract Prospectus and
Contract Prospectus Summary, each dated April 28, 2008 as supplemented**

This supplement updates certain information contained in your Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

The following paragraph is added as the last paragraph of the Interest Rate Lock section of the Guaranteed Accumulation Account Appendix in the Contract Prospectus and Contract Prospectus Summary:

Amounts subject to the rate lock will not be deposited until the external transfer has been received, and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected. The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.